February 20, 2018

Via E-mail

U.S. Securities & Exchange Commission

Cecilia Blye

Chief Office of Global Security Risk
Washington, D.C. 20549

Re: Amira Nature Foods Ltd

Form 20-F for the Fiscal Year Ended March 31, 2017 Filed July 31, 2017

File No. 1-35681

Dear Ms. Blye:

Please find our response to the Securities & Exchange Commission’s correspondence dated February 14, 2018.

SEC Comment
General

1. In the Distributor Network section of your website, you append a map that appears to identify Sudan as one of the countries where you sell your products. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 20-F. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through distributors, customers or other direct or indirect arrangements.

Company Response

Because the Company does not presently sell its products in Sudan, it has removed the map referenced in the Commission’s correspondence from its website. The Company did not sell products in Sudan from the fiscal year ended March 31, 2012 through present. Additionally, the Company does not anticipate selling its products in Sudan and does not anticipate contacts with Sudan, whether through distributors, customers or other direct or indirect arrangements in the future.

Thank You

/s/ Varun Sethi
Varun Sethi

Chief Financial Officer